Promo Drone Inc.



ANNUAL REPORT

5732 Michael St.

San Diego, CA 92105

(619) 839-9735

www.promo-drone.co

This Annual Report is dated April 26, 2023.

BUSINESS

PromoDrone provides aerial drone digital signage hardware and supporting software for marketing and communications at large-scale outdoor events and experiences. These experiences include brand activations, perennial outdoor festivals, concerts, sporting, and other consumer-targeted engagements.

Additionally, PromoDrone has expanded into the public safety and emergency response sectors by offering their platform to first responders such as law enforcement, fire departments, and other government and military agencies seeking a form of aerial rapid response messaging. The agencies being targeted as customers are a combination of national and international clientele.

PromoDrone has pivoted and no longer offers a platform licensing model rather a one-time purchase at the point of sale (POS) with additional features and services that are able to be added-on for additional cost. These additional features and services may be a combination of 3rd party support and 1st party development. Some of the additional features that PromoDrone is targeting include but are not limited to advanced flight control software, A.I. and M.L. software and capture, Data capture and analytic, and other yet decided upon technologies. Features may be a one-time purchase, subscription, or combination of the two.

In November 2022, PromoDrone signed an original equipment manufacturing partnership with Draganfly Inc. (Nasdaq: DPRO), a reputable drone manufacturer based in Saskatoon, Canada.

The agreement specifies that DPRO will design and manufacture PromoDrone's initial two beta prototypes with an exclusive OEM pre-commercial production arrangement for a period of two years post agreement signing and localized to the U.S., U.S. Territories, and Canada. Upon completion of the beta prototypes and subsequent release, PromoDrone and Draganfly will seek to establish a commercial production partnership with Draganfly having the right of first refusal if PromoDrone seeks an alternative partner for commercial production.

A brief summary of the deal is as follows:
Project Scope: DPRO to design and manufacture 2 (two) PromoDrone beta digital display signage enclosures for use on 2 (two) DPRO Commander 3XL drone airframes.
Total Estimated cost for the project: $200,000 USD

Payment Terms: PromoDrone to provide $50,000 cash. DPRO to provide $150,000 as cash equivalent development support in exchange for a SAFE agreement with a $7,000,000 note cap. The SAFE does not activate until the beta prototype units are considered "satisfactory" by both parties and PromoDrone has signed-off of the final deliverables.

PromoDrone was initially organized as Promo Drone, LLC, a California limited liability company on September 20, 2016, and became a newly formed Delaware corporation on October 15, 2019.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $527.00

Number of Securities Sold: 5,900,000

Use of proceeds: Start up costs and personnel

Date: October 15, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: 1 (one) SAFE agreement to individuals (non corporations or entities)

Final amount sold: $52,000

Use of proceeds: Business operations

SAFE Discount Rate: 80%

Date: 09/16/2019

Valuation Cap: None

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: 8 (eight) separate SAFE agreements to individuals (non corporations or entities)

Final amount sold: $66,500

Use of proceeds: Business operations

SAFE Discount Rate: 90%

Valuation Cap: None

Date: September 16, 2019-December 31, 2022

Offering exemption relied upon: Section 4(a)(2)

PENDING SAFE with Draganfly Inc. 2023

Agreed upon amount (subject to change): $150,000

Use of proceeds: Business operations

Discount Rate: None

Valuation Cap: $7,000,000

Date: TBD

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

2022 saw PromoDrone progressing company operations and investments into R&D in order to design, manufacture, and release two beta prototype units in partnership with Draganfly Inc. The company overall carried similar operational expenditures from 2021 into 2022 with an uptick in investment funds raised totaling $66,500 (SAFEs) in 2022 compared to REG-CF $32,350.99 for 2021. Additionally, in 2021 PromoDrone paid a total of $21,444.03 in service fees to Start Engine as administrative and campaign fees for the REG-CF raise. Nominal fees were paid to Start Engine by the company in 2022. The company increased its cash on hand for the fiscal year of 2022 to $22,614.00 as of 12/31/2022 from $6274.00 as of 12/31/2021

The operating year of 2022 consisted of a $25,000 OEM payment to Draganfly Inc. to design, develop, test, and manufacture two beta prototypes. Additional funds were used to fund operations such as monthly expenses such as bank fees, memberships, utilities, etc. Legal and professional fees increased in 2022 to $13,329 from $5654.29 in 2021. This increase is attributed to additional professional services added such CPA, Bookkeeper, and 3rd party consultants and advisors.

Historical results and cash flows:

The Company is currently in the research and development (R&D) and beta prototype stage and is nominally revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future as the procurement of investment funding and subsequent release of the beta prototypes developed by Draganfly Inc. will allow the company to advance its technology solutions, attract wide-ranging and diverse revenue-generating customer bases, recruit essential personnel, and execute on key sales and marketing strategies in rapidly growing cross-sectors.

Past cash was primarily generated through equity investments (SAFE), sales, government grants and stimulus, and alternative sources such as pitch competitions and awards. Our goal is to grow the company's valuation to a minimum of $1 billion USD within 10 years of our SEED funding with core operations producing profit margins of 40% or higher. In addition, favorable regulatory conditions present a positive opportunity for the company to produce prior unseen revenues and cash flows.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $22,614.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA EIDL

Amount Owed: $5,300.00

Interest Rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jamar S Williams

Jamar S Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chief Executive Officer (CEO)

Dates of Service: September, 2016 - Present

Responsibilities: Corporate and brand leadership prioritizing key KPI's and creating a culture of positive results and experiences at all levels of the organization. The CEO role at PromoDrone is one that demands creativity, ambition, foresight, and an unwavering sense of truth and honesty. Mr. Williams' starting salary will be a $150K annual and he currently owns 5.2 Million shares.

Other business experience in the past three years:

Employer: Dream Shore Studios, LLC

Title: Founder & CEO

Dates of Service: September, 2013 - Present

Responsibilities: Project management and delegation to contracted creators and delivering high quality video and photo project results to commercial real estate agents throughout Southern California. Building key partnerships, driving business success, and ensuring a consistent experience to our customers. General business strategy and operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jamar S Williams

Amount and nature of Beneficial ownership: 5,200,000

Percent of class: 88.1

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 255,369 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,900,000 outstanding.

Voting Rights

1 share, 1 vote

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $52,000.00

Interest Rate: N/A

Discount Rate: 80.0%

Valuation Cap: None

Conversion Trigger: Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Additional:

SAFES (8 total)

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $66,500

Interest Rate: N/A

Valuation Cap: None

The "Discount Rate" is 90%.

1. Events
(a) Equity Financing. If there is an Equity Financing before the termination of this
Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number
of shares of Safe Preferred Stock (rounded down to the nearest whole share) equal to the Purchase Amount
divided by the Discount Price, rounded up to the nearest fourth decimal place.
In connection with the automatic conversion of this Safe into shares of Safe Preferred
Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the
Equity Financing; provided, that such documents (i) are the same documents to be entered into with the

purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if
applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including
(without limitation) limited representations, warranties, liability and indemnification obligations for the
Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe,
this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below)
to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with,
the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out
Amount") or (ii) the amount payable on the number of shares of Common Stock (rounded down to the
nearest whole share) equal to the Purchase Amount divided by the Liquidity Price (the "Conversion
Amount"). If any of the Company's securityholders are given a choice as to the form and amount of
Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the
Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive
as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the
Company's securityholders, or under any applicable laws.
Notwithstanding the foregoing, in connection with a Change of Control intended to qualify
as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor
by the amount determined by its board of directors in good faith for such Change of Control to qualify as a
tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not
reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata
basis to all securityholders who have equal priority to the Investor under Section 1(d).

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(c) Dissolution Event. If there is a Dissolution Event before the termination of this
Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d)
below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor
immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to
operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out
Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including
contractual claims for payment and convertible promissory notes (to the extent such convertible promissory
notes are not actually or notionally converted into Capital Stock);
(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable
Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred
Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or
Preferred Stock in proportion to the full payments that would otherwise be due; and
(iii) Senior to payments for Common Stock.
The Investor's right to receive its Conversion Amount is (A) on par with payments for
Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or
Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses
(i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation
preferences).
(e) Termination. This Safe will automatically terminate (without relieving the
Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately
following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic
conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts
due the Investor pursuant to Section 1(b) or Section 1(c).
2. Definitions
"Capital Stock" means the capital stock of the Company, including, without limitation,
the "Common Stock" and the "Preferred Stock."
"Change of Control" means (i) a transaction or series of related transactions in which any
"person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of
1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities
Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting
securities of the Company having the right to vote for the election of members of the Company's board of
directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series
of related transactions in which the holders of the voting securities of the Company outstanding immediately
prior to such transaction or series of related transactions retain, immediately after such transaction or series
of related transactions, at least a majority of the total voting power represented by the outstanding voting
securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other

disposition

of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Stock (other than

shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national

securities exchange by means of an effective registration statement on Form S-1 filed by the Company with

the SEC that registers shares of existing capital stock of the Company for resale, as approved by the

Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an

underwritten offering and shall not involve any underwriting services.

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"Discount Price" means the lowest price per share of the Standard Preferred Stock sold in

the Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general

assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding

up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a

dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common

Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date

as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the

principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a

fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment

underwritten initial public offering of Common Stock pursuant to a registration statement filed under the

Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the fair market value of the Common

Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in

connection with such Liquidity Event, multiplied by the Discount Rate (rounded up to the nearest fourth

decimal place).

"Proceeds" means cash and other assets (including without limitation stock consideration)

that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for

distribution.

"Safe" means an instrument containing a future right to shares of Capital Stock, similar in form

and content to this instrument, purchased by investors for the purpose of funding the Company's business

operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the

shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and

the initial conversion price for purposes of price-based anti-dilution protection, which will equal the

Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company

(subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company,

enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency

or other laws of general application relating to or affecting the enforcement of creditors' rights generally

and general principles of equity. To its knowledge, the Company is not in violation of (i) its current

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certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company

or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in

each case, such violation or default, individually, or together with all such violations or defaults, could

reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company;

(ii) result in the acceleration of any material debt or contract to which the Company is a party or by which

it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the

Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization

applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this

Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable
securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable
pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights,
trade secrets, licenses, information, processes and other intellectual property rights necessary for its
business as now conducted and as currently proposed to be conducted, without any conflict with, or
infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver
this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the
Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other
laws of general application relating to or affecting the enforcement of creditors' rights generally and general
principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of
Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at
the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The
Investor has been advised that this Safe and the underlying securities have not been registered under the
Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under
the Securities Act and applicable state securities laws or unless an exemption from such registration
requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the
Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to,
or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling,
granting any participation in, or otherwise distributing the same. The Investor has such knowledge and
experience in financial and business matters that the Investor is capable of evaluating the merits and risks
of such investment, is able to incur a complete loss of such investment without impairing the Investor's
financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a) Any provision of this Safe may be amended, waived or modified by written
consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding
Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one
or both of such terms will be considered to be the same with respect to such term(s)), provided that with
respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner,
(B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
(C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-
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interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount
greater than 50% of the total Purchase Amount of all of such applicable group of Safes.
(b) Any notice required or permitted by this Safe will be deemed sufficient when
delivered personally or by overnight courier or sent by email to the relevant address listed on the signature
page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,
addressed to the party to be notified at such party's address listed on the signature page, as subsequently
modified by written notice.
(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder
of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to
confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of
directors or on any matter submitted to Company stockholders, or to give or withhold consent to any
corporate action or to receive notice of meetings, until shares have been issued on the terms described in
Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not
payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend
Amount to the Investor at the same time.
(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by
operation of law or otherwise, by either party without the prior written consent of the other; provided,
however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i)
to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of
Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by

or is under common control with the Investor, including, without limitation, any general partner, managing
member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is
controlled by one or more general partners or managing members of, or shares the same management
company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without
the consent of the Investor, in connection with a reincorporation to change the Company's domicile.
(e) In the event any one or more of the provisions of this Safe is for any reason held
to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or
more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and
in any such event, such provision(s) only will be deemed null and void and will not affect any other
provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and
effect and will not be affected, prejudiced, or disturbed thereby.
(f) All rights and obligations hereunder will be governed by the laws of the State of
Delaware, without regard to the conflicts of law provisions of such jurisdiction.
(g) The parties acknowledge and agree that for United States federal and state income
tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more
particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the
Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent
with the foregoing intent for all United States federal and state income tax purposes (including, without
limitation, on their respective tax returns or other informational statements).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other
corporate matter, including the election of directors, changes to our company's governance
documents, additional issuances of securities, company repurchases of securities, a sale of the
company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could
be diluted due to the company issuing additional shares. In other words, when the company
issues more shares, the percentage of the company that you own will decrease, even though the
value of the company may increase. You will own a smaller piece of a larger company. This
increase in number of shares outstanding could result from a stock offering (such as an initial
public offering, another crowdfunding round, a venture capital round or angel investment),

employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the drone or communications industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, has

offered Common Stock in the amount of up to $1,070,000 in the REG-CF offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational aerial drone digital banner display system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in

the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured an alpha prototype for our aerial drone digital display banner system. We are currently in development of two beta prototypes being manufactured by Draganfly Inc. Delays or cost overruns in the development of our aerial drone digital display banner system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities as well as other sUAS drone platforms Although we are a unique company that caters to a select market, we do compete against other recreational activities and other sUAS platforms with alternative functionality and benefits. Our business growth depends on the market interest in the Company over other activities and platforms. We are an early stage company and have not yet generated any profits Promo Drone Inc. was formed on 10/15/2019. Accordingly, the Company has a limited history

upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Promo Drone Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Promo Drone Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns (4) Four trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. There is no guarantee that the current patent pending will be approved nor cover any specific functionalities or properties that will protect the Company against competition market entry and subsequent patent acceptance. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our

intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Promo Drone Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Promo Drone Inc. could harm our reputation and materially negatively impact our financial condition and business. Our new products could fail to achieve the sales traction we expect Our growth projections are based on an assumption that we will be able to successfully launch an attractive and technologically functioning product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Accidents, incidents, and misuse may lead to injury and potential damage of property The platform is designed to be operated around large crowds of people. Though the technology will be thoroughly tested, the opportunity for failure and/or misuse could lead to bodily injury, property damage, and a loss of brand value and

reputation that may have a negative impact on the product's ability to sustain and succeed thus negatively affecting the potential for return on the investment. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property Our product is a mechanical device related to drone and display technology, there is prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. This is a new and unproven industry The digital display drone as well as the functionalities of drone advertising and rapid response messaging are completely new products and concepts that we have recently introduced into the crowded field of advertising and marketing and the newly emerging space of drones as first responders. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no customer will be able to generate revenue nor perform services as intended or be able to generate significant sales, rendering our intellectual property worthless. Though we are launching a platform that converges multiple fast -growing technologies and industry deployment opportunities it could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy drone advertising and drone as a first responder hardware and services. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Your investment could be illiquid for a long time For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the advertising and data analytics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 13 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand

and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Promo Drone Inc.

By   /s/ *Jamar Williams*

Name: Promo Drone Inc.

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Promo Drone, Inc

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Discounts given	-474.19	
Services	3,999.99	13,600.00
Total Income	**$3,525.80**	**$13,600.00**
Cost of Goods Sold		
Project Costs		5,700.54
Total Cost of Goods Sold	**$0.00**	**$5,700.54**
GROSS PROFIT	**$3,525.80**	**$7,899.46**
Expenses		
Accounting Expense	1,880.00	5,648.65
Advertising & Marketing	1,810.40	5,859.94
Auto Expenses	42.75	
Bank Charges & Fees		32.11
Consulting Fees	1,325.00	
Donation	102.50	
Dues & subscriptions		2,230.00
Dues, Licenses and Fees	834.73	
Insurance	1,343.41	1,728.97
Interest Paid	49.37	2,000.00
Job Supplies		1,995.70
Legal & Professional Services	13,329.00	5,654.25
Meals & Entertainment	2,217.81	1,019.13
Office Supplies & Software	857.35	1,266.35
Research & Development	25,000.00	
Shipping & Postage	27.15	88.90
Start Engine Fees - Crowdfunding		21,444.03
Taxes & Licenses	857.17	2,190.04
Travel	1,762.47	2,124.75
Total Expenses	**$51,439.11**	**$53,282.82**
NET OPERATING INCOME	**$ -47,913.31**	**$ -45,383.36**
Other Income		
CA Relief Grant		5,000.00
SD County Grant		8,000.00
Total Other Income	**$0.00**	**$13,000.00**
NET OTHER INCOME	**$0.00**	**$13,000.00**
NET INCOME	**$ -47,913.31**	**$ -32,383.36**

Promo Drone, Inc

Profit and Loss

December 2021

	TOTAL	
	DEC 2021	JAN - DEC 2021 (YTD)
Income		
Services		13,600.00
Total Income	**$0.00**	**$13,600.00**
Cost of Goods Sold		
Project Costs		5,700.54
Total Cost of Goods Sold	**$0.00**	**$5,700.54**
GROSS PROFIT	**$0.00**	**$7,899.46**
Expenses		
Accounting Expense	688.75	5,648.65
Advertising & Marketing	65.24	5,859.94
Bank Charges & Fees		32.11
Dues & subscriptions		2,230.00
Insurance	204.77	1,728.97
Interest Paid		2,000.00
Job Supplies	402.65	1,995.70
Legal & Professional Services		5,654.25
Meals & Entertainment	182.49	1,019.13
Office Supplies & Software	77.84	1,266.35
Shipping & Postage		88.90
Start Engine Fees - Crowdfunding	21,444.03	21,444.03
Taxes & Licenses		2,190.04
Travel		2,124.75
Total Expenses	**$23,065.77**	**$53,282.82**
NET OPERATING INCOME	**$ -23,065.77**	**$ -45,383.36**
Other Income		
CA Relief Grant		5,000.00
SD County Grant		8,000.00
Total Other Income	**$0.00**	**$13,000.00**
NET OTHER INCOME	**$0.00**	**$13,000.00**
NET INCOME	**$ -23,065.77**	**$ -32,383.36**

Promo Drone, Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-47,913.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,799.05
California Department of Tax and Fee Administration Payable	273.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,525.80**
Net cash provided by operating activities	**$ -51,439.11**
FINANCING ACTIVITIES	
EIDL Loan	-150.63
APIC	152,695.21
Common Stock	583.38
Investors.	0.00
Partner's Equity - Crowdfunding	0.00
Preferred Stock	-85,349.44
Shareholder Distribution	0.00
Net cash provided by financing activities	**$67,778.52**
NET CASH INCREASE FOR PERIOD	**$16,339.41**
Cash at beginning of period	6,274.09
CASH AT END OF PERIOD	**$22,613.50**

Promo Drone, Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,383.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Deposits Held - Crowdfunding	-2,032.29
Loans To Officers - Jamar Williams	-459.49
Loans to Stockholders	19,234.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,742.22**
Net cash provided by operating activities	**$ -15,641.14**
FINANCING ACTIVITIES	
Prepaid forward contract	-50,000.00
Investors Preferred Stock Shares	0.00
Partner's Equity - Crowdfunding	0.00
Preferred Stock	84,350.99
Retained Earnings	-34,023.76
Net cash provided by financing activities	**$327.23**
NET CASH INCREASE FOR PERIOD	**$ -15,313.91**
Cash at beginning of period	21,588.00
CASH AT END OF PERIOD	**$6,274.09**

Statement in Changes of Equity

	Preferred Stock		Common stock	
	Shares	Amount	Shares	Amount
Inception Authorized Shares 10/15/2019	-	$ -	10,000,000	-
Initial distribution: Jamar Williams w/ Cap Contribution	-	$ -	5,800,000	$ 1,000
Initial distribution: Xavier Rodriguez	-	$ -	600,000	-
Net income (loss)	-	-	-	-
31-Dec-20	-	$ -	6,400,000	$ 1,000
REG-CF Start Engine	-	-	8,847	33,227
31-Dec-21	-	$ -	6,408,847	$ 34,227
SAFE INVESTMENTS	-	-		152,695
Shares issued for services: Joree Weatherly	-	-	25,000	-
Stock option compensation: T. Drummond 75,000 shares of 100,000 shares (3/4 vested) /J. Klubeck authorized but not issued 2,000 shares	-	-	77,000	-
31-Dec-22	-	$ -	6,510,847	$ 186,922

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Promo Drone, Inc

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Money Market Account	2,500.00	
SVB - Checking (5260)	20,113.50	6,274.09
Total Bank Accounts	**$22,613.50**	**$6,274.09**
Accounts Receivable		
Accounts Receivable (A/R)	3,799.05	0.00
Total Accounts Receivable	**$3,799.05**	**$0.00**
Other Current Assets		
Deposits Held - Crowdfunding	2,032.29	2,032.29
Loans To Officers - Jamar Williams	459.49	459.49
Total Other Current Assets	**$2,491.78**	**$2,491.78**
Total Current Assets	**$28,904.33**	**$8,765.87**
TOTAL ASSETS	**$28,904.33**	**$8,765.87**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
California Department of Tax and Fee Administration Payable	273.25	
Total Other Current Liabilities	**$273.25**	**$0.00**
Total Current Liabilities	**$273.25**	**$0.00**
Long-Term Liabilities		
EIDL Loan	5,149.37	5,300.00
Total Long-Term Liabilities	**$5,149.37**	**$5,300.00**
Total Liabilities	**$5,422.62**	**$5,300.00**
Equity		
APIC	152,695.21	
Common Stock	583.38	
Preferred Stock	1.55	85,350.99
Retained Earnings	-81,885.12	-49,501.76
Net Income	-47,913.31	-32,383.36
Total Equity	**$23,481.71**	**$3,465.87**
TOTAL LIABILITIES AND EQUITY	**$28,904.33**	**$8,765.87**

Promo Drone Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
12/31/2022

Promo Drone Inc.
Index to Financial Statement
(unaudited)

Pages

Promo Drone Inc.
BALANCE SHEET
AS OF 12/31/2022
(unaudited)

*2021

1. Total Assets - $8,766
2. Cash equivalents - $6,274
3. Accounts received – none
4. Short term debt – $5,300
5. Revenue – $13,600
6. COGS – $5,701
7. Taxes paid – $2,022
8. Net Income – $32,383

*2022

1. Total Assets - $28,904
2. Cash equivalents - $22,614
3. Accounts received – $3,799
4. Short term debt – $5,149
5. Revenue – $3,526
6. COGS – none
7. Taxes paid – $800
8. Net Income – $47,913

NOTE 1 – NATURE OF OPERATIONS

Promo Drone Inc. was formed on 10/15/2019 ("Inception") in the State of DE. The company was formed as a result of a self-merger whereas Promo Drone LLC, a CA LLC, was dissolved and merged into Promo Drone Inc. as part of a corporate formation change. Promo Drone LLC was formed on 09/20/2016 and merged into Promo Drone Inc. on 02/11/2020. All other business matters continued as normal including the government supplied tax-id number, 81-4096898. Promo Drone Inc. recognizes the Promo Drone LLC formation date of 09/20/2016 as the Promo Drone Inc. start date for most matters.

The balance sheet of Promo Drone Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, CA.

Promo Drone Inc will be supplying digital display signage technology that is customized to be lifted and displayed via aerial drone (UAV) devices. Additional product features and software solutions may become available and offered to customers as deemed relevant and acceptable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: little to no customer acquisition or adoption; regulatory disruptions and limitations; unproven or inoperable technology; flight incidents; among others. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of hardware and software add-ons combined to create aerial drone digital display messaging enclosures of various types (payloads) combined with 3rd party UAV air-frames in transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _10,000,000__ shares of our common stock with par value of $0.0001___.

5 – SUBSEQUENT EVENTS

Please note, some of the original numbers on the application's annual report for 2021 do not agree with financials (i.e., net loss per financials was $32,383, but the annual report shows a loss of $45,383). The difference is a total $13k from government grants received, and should be reflected as noted in the annual report. Additionally, the financials show EIDL loan paydown to $5,149.37 from an original amount of $5,300. This is incorrect as the payments rendered were applied towards accumulated interest from a

deferment totaling $150.63 in interest paid. The outstanding balance on the loan was $5300 as of 12/31/2022.

Additionally, Promo Drone Inc. has proposed common stock issuances as follows for contractors who have earned equity but have not been delivered shares as of 12/31/2022:

Jeff Klubeck: 2,000 common shares (Consultant)
Toni Drummond: 100,000 common shares (Executive Advisor/Consultant)
The above shares will be delivered at some point in the future once an appropriate vehicle has been determined and agreed upon. Currently, the shares have been notated and are in reserve and fully vested.

The Company has evaluated subsequent events that occurred after 12/31/2022 through SEC filing date of approximately 04/29/2023.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Jamar Williams, the Founder & CEO of Promo Drone Inc., hereby certify that the financial statements of Promo Drone Inc. and notes thereto for the periods ending 12/31/2021 (beginning date of review) and 12/31/2022 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $ 3,526; taxable income of $-29,155 and total tax of $800.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st day of April 2023 (Date of Execution).

 (Signature)

Founder & CEO (Title)

04/21/2023   (Date)

CERTIFICATION

I, Jamar Williams, Principal Executive Officer of Promo Drone Inc., hereby certify that the financial statements of Promo Drone Inc. included in this Report are true and complete in all material respects.

Jamar Williams

Founder & CEO